File No. 82-34719





Press Release from Securitas AB

Securitas to publish Full Year Report 2004 on Wednesday, February 9, 2005

NB. New time for report release and information meeting

Securitas will publish its January-December report 2004 Wednesday February 9 at 8.00 a.m. (CET). The press release will be available on Securitas web site immediately after publishing.

Agenda (CET)

8.00 a.m.	**Report Release** The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.
9.30	**Presentation slides will be available at www.securitasgroup.com**
10.00-11.00	**Information meeting:** Securitas Senior Management to present the report and answer questions. Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden. Management will be available one hour after the information meeting for interviews. To follow the presentation via Internet, go to **www.securitasgroup.com.** To follow the presentation via telephone (and participate in Q&A session), call **+44 (0) 20 7162 0184**

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until February 23rd on: **+44 (0) 20 8288 4459, access code: 640288**

For further information please contact:

Henrik Brehmer, SVP Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70